CBIZ CPAs P.C. 500 W. Monroe Street Suite 2000 Chicago, IL 60661 P: 312.632.5000

October 6, 2025

Private and Confidential

British Columbia Securities Commission (Principal Regulator)

Alberta Securities Commission

Ontario Securities Commission

Dear Sirs/Mesdames:

Re: Kelso Technologies Inc. (the "Company") Change of Auditor

We are writing in accordance with Section 4.11(6)(a) of National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102"). We wish to confirm that we have read the Notice of Change of Auditor of the Company dated October 6, 2025 and that based on our current knowledge, we are in agreement with the information contained in such Notice as it relates to our Firm.

Yours very truly,

CBIZ CPAs P.C.